PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 3, 2003

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-109194

NTL Incorporated

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Rights Offering for 35,750,000 Shares of Common Stock

     We distributed to holders of our common stock transferable rights to purchase 35,853,465 shares of our common stock at $40.00 in cash per share. This included 35,750,000 rights issued with respect to shares outstanding on the declaration date of the rights dividend and an additional 103,465 rights distributed in connection with shares of common stock issued with respect to the exercise of 147,333 stock options during the period between the declaration date and the record date of the rights offering. Of the 35,853,465 total shares issued in the rights offering, 35,629,465 were issued pursuant to the basic subscription privilege and 224,000 were issued pursuant to the over-subscription privilege. The underwriters listed below agreed to purchase and to offer to the public all of the shares of common stock that were not issued pursuant to the exercise of rights prior to the expiration of the rights offering, as described in the prospectus relating to the rights offering. All 35,853,465 shares were issued pursuant to the exercise of rights prior to the expiration of the rights offering. As a result, no shares were purchased by any underwriters for offer to the public.

     During the rights offering subscription period:

•	No securities were bought by the underwriters in stabilizing transactions.

•	The underwriters purchased 1,193,598 rights in the open market and exercised the basic subscription privilege for all of these rights. No shares were subscribed for by the underwriters pursuant to the over-subscription privilege. The underwriters also purchased 889 shares in the open market at prices ranging from $62.36 to $64.03.

•	The underwriters sold 1,194,487 shares at prices ranging from $55.61 to $64.40.

Deutsche Bank Securities	Goldman, Sachs & Co.	JPMorgan

Banc of America Securities LLC	Credit Suisse First Boston

Morgan Stanley	UBS Investment Bank

The date of this prospectus supplement is December 12, 2003